

DRIVER MANAGEMENT COMPANY LLC

April 4, 2022

Board of Directors
c/o Kemma Brown
Corporate Secretary
Republic First Bancorp, Inc.
Two Liberty Place
50 S. 16th Street, Suite 2400
Philadelphia, PA 19102

Via email

Board Members,

Enough is enough. The current stalemate on the Board of Directors (the "Board") of Republic First Bancorp, Inc. ("FRBK" or the "Company") cannot go on and it is fundamentally wrong that Vernon Hill's self-dealing transactions—the same type of self-dealing transactions that led to Mr. Hill's ouster at Commerce Bancorp, Inc. and that are currently complained of by FRBK shareholders—should operate to preserve his position on the Board.

The Board's three-person audit committee (the "Audit Committee") includes two members (Theodore Flocco and Barry Spevak) who are up for re-election at FRBK's 2022 Annual Meeting of Shareholders (the "2022 Annual Meeting"), where there will be a contested election of directors. The Audit Committee has decided to launch an independent investigation into related party transactions involving Mr. Hill, who is also up for re-election at the 2022 Annual Meeting, that will have the effect of delaying the 2022 Annual Meeting (where Messrs. Hill, Flocco and Spevak may be replaced as directors) indefinitely, despite the fact that "*the Company does not believe the matters that are the subject of the investigation will have a material adverse effect on the Company's financial condition or results of operations.*"

It is fundamentally wrong that two Board members (Messrs. Flocco and Spevak) who may be replaced at the 2022 Annual Meeting are able to delay the 2022 Annual Meeting indefinitely to initiate an investigation into related party transactions involving another Board member (Mr. Hill) who may also be replaced at that meeting. In the interest of transparency and to safeguard the legitimacy of the shareholder franchise, the Board should immediately make public (i) any communication from FRBK's auditor to the Audit Committee regarding an independent investigation into related party transactions or any other matter that could lead to any delay of the 2022 Annual Meeting and (ii) the minutes of any meeting or meetings of the Audit Committee regarding any such independent investigation.

Let's review a few facts:

First, the Board is hopelessly deadlocked. Four of the eight members of the Board have publicly accused the other four members (Messrs. Hill, Flocco and Spevak and Brian Tierney) of pursuing "self-dealing transactions" for personal benefit and entrenchment, to the detriment of FRBK and its shareholders.

It doesn't take a genius to deduce that the Board has been split into two warring factions and the defining characteristic of one of those factions—comprised of Messrs. Hill, Flocco, Spevak and Tierney—is blind loyalty to Mr. Hill and a business plan that (from the day before Mr. Hill was appointed Chairman of the Board to the day before Driver announced that it had nominated three candidates for election to the Board at the 2022 Annual Meeting) had resulted in a ***negative total return to shareholders of 35%***.[1]

Second, the combination of a Board that cannot act and a business strategy dependent on regular infusions of external capital has created an unsafe and untenable situation. Mr. Hill—who is clearly oblivious to the important distinction between profits and profitability—has committed FRBK to a strategy of undisciplined growth that—because it fails to deliver adequate returns—relies upon FRBK's ability to frequently raise additional capital. Based on year-end regulatory data, from

[1] Source: S&P Capital IQ

250 Park Avenue
7th Floor
New York, NY 10177

December 31, 2020, to December 31, 2021, Republic First Bank, FRBK's banking subsidiary, grew assets by 11%, ***even as its leverage ratio declined by 21%, to 5.85% at year-end***.

It seems safe to assume that the Board deadlock will preclude any further capital raises, particularly the type of extremely dilutive capital raise announced by Mr. Hill on FRBK's third quarter earnings call. Unfortunately, it also seems safe to assume that the Board deadlock will effectively prevent the Board from either restraining Mr. Hill and his strategy of reckless growth or evaluating alternative transactions that, among other things, could solve FRBK's capital adequacy issues.

Third, two (Messrs. Flacco and Spevak) of the Audit Committee's three members are up for re-election to the Board this year. Not to point out the obvious but there will be a contested election for directors at the 2022 Annual Meeting. By requesting an independent investigation into Mr. Hill's self-dealing transactions, the Audit Committee has delayed the 2022 Annual Meeting for an indefinite period of time, which means the Board deadlock will continue indefinitely.

Fourth, at least one significant FRBK shareholder has repeatedly complained about Mr. Hill's notorious related party transactions and expressed its support for electing Driver's slate of independent candidates to the Board. It defies common sense that an investigation into the very issues that might lead to Mr. Hill's being replaced as a director is currently delaying shareholders' ability to actually replace Mr. Hill (as well as Messrs. Flacco and Spevak) as Board members and finally end the current Board deadlock.

Fifth, despite the fact that shareholders had previously voiced concerns that FRBK and/or members of the Board aligned with Mr. Hill would manipulate the timing of the 2022 Annual Meeting in order to interfere with shareholders' right to elect directors of their choosing, the 2022 Annual Meeting has now been postponed indefinitely *as shareholders had feared*.

By letter dated February 22, 2022 (a copy of which is attached hereto as Exhibit A), counsel for Driver requested that counsel for FRBK "*confirm that FRBK does not intend to manipulate the timing of the record date, the 2022 Annual Meeting, or any other relevant event to interfere with Driver's rights as a shareholder or the shareholder franchise generally.*" FRBK never provided the requested confirmation, which appears suspiciously telling at this point.

Similarly, in a letter to the Board dated March 21, 2022, George E. Norcross, III, Gregory B. Braca and Philip A. Norcross noted:

> *For at least the past five years, the Company has held its annual shareholder meeting between April 20 and May 2 of each year. As of yet, the Company has taken no steps to schedule its 2022 annual meeting. It is readily apparent to us that Mr. Hill and the board members aligned with him are seeking to avoid at all costs scheduling a shareholder meeting and facing judgment of the Company's shareholders in a fair, and fully informed, director election.* [2]

It is axiomatic that "*the shareholder franchise is the ideological underpinning on which the legitimacy of directorial power rests.*" Given shareholders' previously announced concerns that the timing of the 2022 Annual Meeting would be manipulated in order to delay a contested director election, any decision that would impact the timing of the 2022 Annual Meeting should be made by the entire Board, not a subset dominated by two directors who may be eager to avoid being held accountable by shareholders.

The current situation is not only absurd but dangerous. The Board deadlock must be resolved as soon as possible by allowing shareholders to vote on their choice of directors. Messrs. Flacco and Spevak are hopelessly conflicted regarding any decisions concerning the 2022 Annual Meeting and the Audit Committee should be immediately reconstituted with directors who are not up for re-election. The entire Board should then immediately review the decision to launch the independent investigation and explore all options—such as obtaining a qualified opinion from FRBK's auditors—to enable FRBK to promptly file its Annual Report on Form 10-K and hold the 2022 Annual Meeting as quickly as possible thereafter.

At a minimum, given that Driver will be soliciting proxies for the 2022 Annual Meeting, FRBK should take advantage of Exchange Act Rule 14a-3(b)(13), which should allow FRBK to have the 2022 Annual Meeting in the very near future.

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[2] https://www.sec.gov/Archives/edgar/data/0000834285/000119312522081409/d317033ddfan14a.htm.

Driver Management Company LLC

/s/ J. Abbott R. Cooper

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Driver Management Company LLC, together with the other participants named herein (collectively, "Driver"), has filed a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2022 annual meeting of shareholders of Republic First Bancorp, Inc., a Pennsylvania Company (the "Company").

DRIVER STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Driver Management Company LLC ("Driver Management"), Driver Opportunity Partners I LP ("Driver Opportunity"), J. Abbott R. Cooper, Peter B. Bartholow, Pamela D. Bundy and Richard H. Sinkfield III.

As of the date hereof, the participants in the proxy solicitation beneficially own in the aggregate 697,353 shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). As of the date hereof, Driver Opportunity beneficially owns directly 340,496 shares of Common Stock, including 1,000 shares held in record name. As the investment advisor of certain managed accounts (the "Managed Accounts"), Driver Management may be deemed to beneficially own 334,925 shares of Common Stock (consisting of shares of Common Stock held in the Managed Accounts). Driver Management, as the general partner of Driver Opportunity, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity and held in the Managed Accounts. Mr. Cooper, as the Managing Member of Driver Management, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity and held in the Managed Accounts. As of the date hereof, Mr. Bartholow directly beneficially owns 6,000 shares of Common Stock. As of the date hereof, Ms. Bundy directly beneficially owns 10,000 shares of Common Stock. As of the date hereof, Mr. Sinkfield directly beneficially owns 5,932 shares of Common Stock.

Morgan Lewis

Jason R. Scherr
Partner
+1.202.373.6709
jr.scherr@morganlewis.com

February 22, 2022

VIA E-MAIL
Lawrence Elbaum, Esq.
Vinson & Elkins
1114 Avenue of the Americas, 32nd Floor
New York, NY 10036

   Re: Republic First Bancorp, Inc. ("FRBK")

Dear Lawrence:

This firm represents Driver Management Company and Driver Opportunity Partners I LP (together, "Driver") in connection with Driver's engagement with FRBK and any litigation that may relate to or result from such engagement.

As you are aware, Exchange Act § 14(a) and SEC Rule 14a-13(a)(3) generally require issuers to send search cards to brokers not less than twenty business days before the record date for the issuer's annual meeting. The record date for FRBK's annual meeting of shareholders is typically set on or before March 10 of each year, as FRBK has done all but one year since 2015 (and in that year the record date was March 13). In 2015, the record date was March 9; in 2016 the record date was March 7; in 2017 it was March 8; in 2018 it was March 7. Last year FRBK set the record date at March 8, 2021. In all these years, search cards would have been issued to brokers well before February 22.

It does not appear that FRBK has yet sent search cards to brokers, which suggests that the record date for FRBK's 2022 annual meeting of shareholders (the "2022 Annual Meeting") has not been set—thereby indicating that the annual meeting will be held on a later date than in prior years.

Please advise me as soon as possible as to when FRBK intends to set the record date for the 2022 Annual Meeting and please confirm that FRBK does not intend to manipulate the timing of the record date, the 2022 Annual Meeting, or any other relevant event to interfere with Driver's rights as a shareholder or the shareholder franchise generally. As you can appreciate, Driver takes seriously any attempt to interfere with its rights and will take any and all action necessary to protect and enforce such rights.

Respectfully,

/s

Jason R. Scherr

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004 **T** +1.202.739.3000
United States **F** +1.202.739.3001